Exhibit 3

News Release

NEW DIRECTOR FOR RINKER BOARD

Rinker Group Limited (‘Rinker’) chairman John Morschel announced today that the former vice chairman of global mining company Barrick Gold Corporation, Jack Thompson, has been appointed to the Rinker board.

Mr Thompson, 56, previously worked for Homestake Mining Company for 21 years. He was Homestake’s chairman and chief executive officer at the time of its acquisition by Barrick in December 2001. Mr Thompson was vice chairman of Barrick from that time until April 2005.

He is a director of the mining companies Phelps Dodge Corporation, Century Aluminum Company and Stillwater Mining Company and is also a director of Tidewater Inc., a company that provides services and equipment to offshore energy companies.

In addition, he serves on the advisory board for Resource Capital Fund III, a mining investment fund, and on the University of Arizona College of Engineering Industrial Advisory Committee.

Mr Thompson has a Bachelor of Science (Mining Engineering) from the University of Arizona. He has been an independent mining consultant since February 2002, and resides in Alamo, California.

Rinker chairman John Morschel said: “Mr Thompson is an experienced chief executive and company director and this, combined with his strong operational and strategic abilities, will make him a valuable addition to the Rinker board.”

Rinker is one of the world’s top 10 international construction materials companies, with operations in aggregates, cement, concrete, concrete block, asphalt, concrete pipe and other construction materials. Market capitalization is around US$13 billion. Rinker has over 14,000 employees in over 770 sites across the US, Australia and China. Around 80% of group revenue comes from the US subsidiary, Rinker Materials Corporation.

For further information, please contact Debra Stirling on 61 2 9412 6680 or 0419 476 546 (international + 61 419 476 546)

30 May 2006	RIN 15-06

Rinker Group Limited    ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067  PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au